FILED BY SEDAR

May 28, 2021

British Columbia Securities Commission (as Principal Regulator)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Yukon

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of the Northwest Territories

Dear Sirs and Mesdames:

Re: Vizsla Silver Corp. (the "Company")
 Prospectus Supplement dated May 28, 2021 (the "Prospectus")

We hereby consent to (i) being named in the Prospectus; and (ii) the Company's use and reference in the Prospectus of our opinions contained in the sections titled "Eligibility for Investment: and "Certain Canadian Federal Income Tax Considerations" in the Prospectus (the "Opinions").

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Opinions, or that are within our knowledge as a result of the services we performed in connection with the Opinions.

Yours truly,

KOFFMAN KALEF LLP